Exhibit 11

National Presto Industries, Inc.

The following presents the computation of per share earnings reflecting the assumption that the granted shares under the 1988 Stock Option Plan will be exercised.

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Second Quarter		First Six Months
	2007	2006	2007	2006
Net Earnings (1)	$6,949	$3,614	$11,970	$5,532

Weighted average common shares outstanding (2)	6,836	6,831	6,834	6,830

Common share equivalents relating to stock options when dilutive	0	1	0	1

Adjusted common and common equivalent shares for computation (3)	6,836	6,832	6,834	6,831

Net earnings per share:
Basic (1 divided by 2)	$1.02	$0.53	$1.75	$0.81
Diluted (1 divided by 3)	$1.02	$0.53	$1.75	$0.81